SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

___________________________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )1

Bsquare Corporation
(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

11776U300

(CUSIP Number)

Richard A Karp

c/o TicTran Corp

849 Independence Ave Ste B

Mountain View CA 94043

(650) 396-8156

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

July 19, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

_________________________________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Richard A. Karp Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 494,899
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 494,899

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 494,899
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.4%
14	TYPE OF REPORTING PERSON OO

2

1	NAME OF REPORTING PERSONS Richard A. Karp trust for John L Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 180,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 180,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

3

1	NAME OF REPORTING PERSONS Richard A. Karp trust for Michael D. Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 180,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 180,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

4

1	NAME OF REPORTING PERSONS Richard A. Karp Grandchildren’s Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 40,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 40,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 40,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

5

1	NAME OF REPORTING PERSONS Richard A. Karp Charitable Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 130,762
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 130,762

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 130,762
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

6

1	NAME OF REPORTING PERSONS Michael D. Karp
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 180,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 180,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 180,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN, OO

7

1	NAME OF REPORTING PERSONS Sean Kelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CALIFORNIA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

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The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1. Security and Issuer.

This statement relates to the Common Stock, no par value per share (the “Shares”), of Bsquare Corporation, a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1415 Western Ave, Suite 700, Seattle, Washington 98101.

Item 2. Identity and Background.

(a) This statement is filed by:

(i)	The Richard A. Karp Trust, a California Trust (“Richard A. Karp Trust”), with respect to the Shares directly and beneficially owned by it;

(ii)	Richard A. Karp Irrevocable Trust for John Karp, a California Trust (“JKT”), with respect to the Shares directly and beneficially owned by it;

(iii)	Richard A. Karp Irrevocable Trust for Michael D. Karp, a California Trust (“MKT”), with respect to the Shares directly and beneficially owned by it;

(iii)

Richard A. Karp Grandchildren’s Trust, a California Trust (“Grandchildren’s Trust” and together with the Richard A. Karp Trust, JKT and MKT, the “Karp Trusts”), with respect to the Shares directly and beneficially owned by it;

(iv)	Richard A. Karp Charitable Foundation (“Karp Foundation”), a charitable non-profit organization;

(v)	Richard A. Karp, as trustee of each of the Karp Trusts and as Chairman of the Karp Foundation and as a nominee for the Board of Directors of the Issuer (the “Board”);

(vi)	Michael D. Karp, as a nominee for the Board; and

(vii)	Sean Kelly, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The address of the principal office of each of the Karp Trusts and the Karp Foundation and Richard A. Karp is 849-B Independence Avenue, Mountain View, California 94043.The principal address of Michael D. Karp is 2265 Meadowvale Avenue, Los Angeles, California 90031. The principal address of Mr. Kelly is 3428 Ridgemont Drive, Mountain View, California 94040.

(c) The principal business of the Karp Trusts is holding, managing and distributing the property of the respective trusts and the proceeds therefrom. The principal business of the Karp Foundation is serving as a charitable non-profit organization. The principal business of Richard A. Karp is serving as a private investor. The principal business of Michael D. Karp is serving as CEO and principal of smblytics LLC. The principal business of Mr. Kelly is serving as an independent consultant.

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(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Richard A. Karp, Michael D. Karp and Sean Kelly are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

The Shares purchased by each of the Karp Trusts, the Karp Foundation and Richard A. Karp were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase price of the 494,899 Shares beneficially owned by the Richard A. Karp Trust is approximately $790,321, including brokerage commissions. The aggregate purchase price of the 180,000 Shares beneficially owned by MKT is approximately $261,770, including brokerage commissions. The aggregate purchase price of the 180,000 Shares beneficially owned by JKT is approximately $259,865, including brokerage commissions. The aggregate purchase price of the 40,000 Shares beneficially owned by Grandchildren’s Trust is approximately $61,477, including brokerage commissions. The aggregate purchase price of the 130,762 Shares beneficially owned by the Karp Foundation is approximately $201,334, including brokerage commissions. The aggregate purchase price of the 5,101 Shares beneficially owned directly by Richard A. Karp is approximately $6,560, including brokerage commissions.

Item 4. Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

On January 27, 2022, The Richard A. Karp Trust (together with its affiliates, the “Karp Group”) delivered a letter to the Issuer (the “Nomination Letter”) nominating a slate of highly qualified director candidates, including Richard A. Karp, Michael D. Karp and Sean Kelly (collectively, the “Nominees”), for election to the Board at the Issuer’s 2022 annual meeting of stockholders (the “Annual Meeting”). As evidenced by their detailed biographies below, the Nominees have backgrounds spanning technology, marketing, sales and operations. This highly qualified slate of Nominees who collectively have substantial and highly successful experience in the technology sector, including decades of experience as senior executives of well-performing technology companies.

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Richard A. Karp, age 78, is currently a private investor. Additionally, he has served as the Chief Executive Officer of TicTran Corp, a technology research and development firm, since 2009. From 1986 through 2009, Mr. Karp served as Chairman of the board of directors and Chief Executive Officer of Catapult Communications Corp (formerly NasdaqGS:CATT)(“Catapult”), a telecommunications company that he founded. Catapult was taken public and ultimately sold to Ixia (formerly NasdaqGS: XXIA), a computer network solutions provider, in 2009, which was subsequently acquired by Keysight Technologies Inc. (NYSE: KEYS), an electronic design and test solutions company, in 2017. Prior to founding Catapult, Mr. Karp held senior positions in the telecommunications and information systems industries. Mr. Karp has served on the board of directors of iPass Inc. (formerly NasdaqGS: IPAS), a leading provider of global mobile connectivity services that was acquired by Pareteum Corporation (OTC: TEUM), a cloud communications platform, from May 2015 to June 2016 and he served on the board of directors of Novatel Wireless Inc. (NasdaqGS: MIFI), a wireless solutions provider that subsequently reorganized as Inseego Corp. (NasdaqGS: INSG), from April 2014 to December 2014. Additionally, Mr. Karp has served as Chairman of the board of directors of the Karp Foundation, a nonprofit organization, since 2009. Mr. Karp holds a Bachelor of Science degree from the California Institute of Technology, a Master’s degree in Mathematics from the University of Wisconsin-Madison and a Ph.D. in Computer Science from Stanford University.

Michael D. Karp, age 36, has served as the Chief Executive Officer and Principal of smblytics LLC, a software development company, since 2015. Mr. Karp also serves as Producer and Chairman of the board of directors of Emblematic Pictures, a media production company, since 2014. Previously, Mr. Karp served as Co-Founder and Chief Operating Officer of DogStar Life, a dog device and care company, from 2015 to 2016, Senior Manager at American Express Co. (NYSE: AXP), a global payment services company, from 2010 to 2014, Senior Consultant at International Business Machines Corp. (NYSE: IBM), a global business services and technology company, from 2008 to 2010, Trade Policy Assistant at the U.S. Department of State, an executive department of the U.S. federal government, in 2007, Research Assistant at the Financial Economics Institute, a research institute affiliated with a private university, in 2007 and Research Clerk at the U.S. Securities and Exchange Commission, in 2005. Additionally, Mr. Karp has served as Chairman of the board of directors of ReLearning Curve, a nonprofit research organization, since 2011, a member of the board of directors of the Claremont McKenna College Alumni Association, an alumni organization affiliated with the private university, since 2013, and Board Secretary at Aurum Condominium, a New York City Condominium, since January 2019. Previously, Mr. Karp served on the board of directors of Columbia Venture Community, an alumni organization affiliated with a private university, from January 2017 to January 2020 and Cornell University CUGALA (renamed Cornell Pride), a diversity affinity network affiliated with a private university, from 2016 to August 2017. Mr. Karp received his B.A. in Economics, cum laude, from Claremont McKenna College, B.S. in Industrial Engineering, magna cum laude, from Columbia University and an M.B.A. with distinction from Cornell University.

Sean Kelly, age 70, is an independent consultant, specializing in providing consulting services to sales organizations, since 2008. Previously, Mr. Kelly served as an Executive Officer and Vice President of Worldwide Sales of Catapult Communications Corporation (formerly NasdaqGS:CATT)(“Catapult”), a telecommunications company, from 2003 to 2008. Catapult was taken public and ultimately sold to Ixia (formerly NasdaqGS: XXIA), a computer network solutions provider, in 2009, which was subsequently acquired by Keysight Technologies Inc. (NYSE: KEYS), an electronic design and test solutions company, in 2017. Mr. Kelly served as General Manager of Worldwide Business Customer Sales in the Industry Standard Servers, PC’s, and Printers division of The Hewlett-Packard Company (NYSE: HPQ), a computer products and information technology company, from 1980 to 2002 and he served as Captain in the U.S. Marine Corps, from 1973 to 1979. Additionally, Mr. Kelly has served as a member of the board of directors and Treasurer of The Comfort Cub, an organization that supports women who have lost children, since January 2017 and as a member of the board of directors of Boy Scouts of America, Bay Area Council, a youth development organization, since January 2016 and he served as a member of the board of directors of Estrella Family Services, a child care and family services provider, from 1995 to 2000. Mr. Kelly received his B.S. in Mathematics from the United States Naval Academy.

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Mr. Karp intends to engage in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer’s Board, generally.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons’ investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition), potential business combinations or dispositions involving the Issuer or certain of its businesses, or suggestions for improving the Issuer’s financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative instruments, or changing their intention with respect to any and all matters referred to in Item 4.

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Item 5. Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,445,880 Shares outstanding, as of April 30, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 12, 2022.

A.	Richard A. Karp Trust

	(a)	As of the close of business on July 29, 2022, the Richard A. Karp Trust beneficially owned 494,899 Shares.

Percentage: 5.0%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 494,899
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 494,899

	(c)	The transactions in the Shares by the Richard A. Karp Trust during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

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B.	JKT

	(a)	As of the close of business on July 29, 2022, JKT beneficially owned 180,000 Shares.

Percentage: Less than 1%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 180,000 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 180,000

	(c)	JKT has not entered into any transactions in the Shares during the past sixty days.

C.	MKT

	(a)	As of the close of business on July 29, 2022, MKT beneficially owned 180,000 Shares.

Percentage: Less than 1%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 180,000 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 180,000

	(c)	MKT has not entered into any transactions in the Shares during the past sixty days.

D.	Karp Foundation

	(a)	As of close of business on July 29, 2022, the Karp Foundation beneficially owned130,762 Shares.

Percentage: Less than 1%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 130,762 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 130,762

	(c)	The transactions in the Shares by the Karp Foundation during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

E.	Richard A. Karp

	(a)	As of the close of business on July 29, 2022, Richard A. Karp beneficially owned 1,023,661 Shares.

Percentage: 5.0%

	(b)	1. Sole power to vote or direct vote: 5,101
2. Shared power to vote or direct vote: 1,018,560 3. Sole power to dispose or direct the disposition: 5,101 4. Shared power to dispose or direct the disposition: 1,018,560

	(c)	The transactions in the Shares by Richard A. Karp Trust and the Karp Foundation during the past sixty days are set forth in Schedule A and are incorporated herein by reference.

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F.	Michael D. Karp

	(a)	As of the close of business on July 29, 2022, Michael D. Karp beneficially owned 180,000 Shares.

Percentage: Less than 1%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 180,000 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 180,000

	(c)	Michael D. Karp has not entered into any transactions in the Shares during the past sixty days.

G.	Sean Kelly

	(a)	As of the close of business on July 29, 2022, Sean Kelly did not own any Shares.

Percentage: 0%

	(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

	(c)	Sean Kelly has not entered into any transactions in the Shares during the past sixty days.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his, her or its pecuniary interest therein.

	(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

	(e)	Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 27, 2022, the Reporting Persons entered into a Group Agreement in which, among other things, (a) the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer, (b) the Reporting Persons agreed to solicit proxies or written consents for the election of the Nominees at the Annual Meeting (the “Solicitation”), and (c) Richard A. Karp Trust has the right to pre-approve all expenses incurred by any of the parties in connection with the Solicitation, subject to certain limitations. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

99.1	Group Agreement, dated January 27, 2022.

99.2	Powers of Attorney.

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SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Richard A. Karp Trust

Dated: July 29, 2022	By:	/s/ Richard A. Karp
	Name:	Richard A. Karp
Trustee

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SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

RICHARD A. KARP TRUST

Purchase of Common Stock	3,212	1.32	06/01/2022
Purchase of Common Stock	3,095	1.32	06/02/2022
Purchase of Common Stock	930	1.33	06/03/2022
Purchase of Common Stock	17,745	1.31	06/06/2022
Purchase of Common Stock	300	1.34	06/07/2022
Purchase of Common Stock	7,926	1.29	06/13/2022

RICHARD A. KARP CHARITABLE FOUNDATION

Purchase of Common Stock	5,071	1.28	07/01/2022
Purchase of Common Stock	2,550	1.28	07/05/2022
Purchase of Common Stock	414	1.30	07/08/2022
Purchase of Common Stock	3,919	1.29	07/11/2022
Purchase of Common Stock	998	1.29	07/12/2022
Purchase of Common Stock	700	1.29	07/13/2022
Purchase of Common Stock	491	1.29	07/13/2022
Purchase of Common Stock	1,300	1.29	07/14/2022
Purchase of Common Stock	3,970	1.29	07/15/2022
Purchase of Common Stock	2,748	1.29	07/18/2022
Purchase of Common Stock	1,500	1.29	07/19/2022
Purchase of Common Stock	632	1.30	07/20/2022
Purchase of Common Stock	2,385	1.29	07/21/2022
Purchase of Common Stock	4,084	1.28	07/22/2022

18